1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-MKT: KXM

January 28, 2013

John Reynolds Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated January 14, 2013, regarding
Kobex Minerals Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 001-32558

Dear Mr. Reynolds:

This letter responds to the staff’s comments set forth in the January 14, 2013 letter regarding the above-referenced Form 20-F of Kobex Minerals Inc. (the “Company”).  For your convenience, the staff’s comments are included below.

We have agreed to change or supplement the disclosures in the Company’s filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in the Company’s filings should not be taken as an admission that prior disclosures were in any way deficient.  Our response is as follows:

Form 20-F for the Year Ended December 31, 2011

Staff Comment No. 1.

We note your response to comment 2 indicating that changes were made to your filing in regards to your historical resource estimates.  We re-issue comment 2 noting that you continue disclosure regarding some 1 million tonnes grading 6.4% zinc, 1.88% lead, and 56.3% barite that would be amenable for open pit mining on page 37 and also estimated a separate resource of 588,000 tons grading 6.1% lead, 4.6% zinc and 3 ounces silver per ton for the Matt Berry Zone on page 45 without defining the category of these resources or providing the appropriate historical estimate disclaimers.

Kobex Minerals Inc.’s Response No. 1:

Modifications have been made to the Company’s disclosure based on the Staff’s Comment No. 2.  These modifications can be found in the Company’s amended 20-F for the year ended December 31, 2011 filed with the SEC on January 24, 2013.

John Reynolds
January 24, 2013

* * * * *

Kobex Minerals Inc. hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the Amended 20-F or our response letter, please do not hesitate to contact the undersigned at (604) 688-9368 or Kenneth G. Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,

Kobex Minerals Inc.

/s/ Alfred Hills
——————————————————
Alfred Hills
President and Chief Executive Officer

cc:           Kenneth G. Sam, Dorsey & Whitney LLP
Geoffrey Bach, Kobex Minerals Inc., Chief Financial Officer